BB 3/3

03002000

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-16229

ANNUAL AUDITED REPORT FORM X-17 A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2002** (MM/DD/YY) AND ENDING **December 31, 2002** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Neuberger Berman Management Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

605 Third Avenue
(No. and Street)

New York	**New York**	**10158-3698**
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 03 2003 WASH. D.C. 165 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew S. Stadler **(646) 497-4506**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if individual, state last, first, middle name)

757 Third Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 20 2003

Neuberger Berman Management Inc.
605 Third Avenue 2nd Floor
New York, NY 10158-0180
Tel 212.476.8800

NEUBERGER BERMAN

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Subordinated Liabilities.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemptive Provision under Rule 15c3-3.
- ■ (p) Independent Auditors' Report on Internal Accounting Control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

To the Board of Directors and Stockholder of Neuberger Berman Management Inc.:

We have audited the accompanying statement of financial condition of Neuberger Berman Management Inc. (a New York corporation) as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of the statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Neuberger Berman Management Inc. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 27, 2003

NEUBERGER BERMAN MANAGEMENT INC.
(A Wholly Owned Subsidiary of Neuberger Berman Inc.)

Statement of Financial Condition

December 31, 2002

Assets		
Cash and cash equivalents	$	18,156,141
Securities owned, at market value		139,663
Fees receivable		11,205,146
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $7,369,231		2,152,253
Other assets		7,608,439
Total assets	$	39,261,642
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to Parent	$	4,064,007
Other liabilities and accrued expenses		17,099,193
Total liabilities		21,163,200
Stockholder's equity		18,098,442
Total liabilities and stockholder's equity	$	39,261,642

See accompanying notes to statement of financial condition.

NEUBERGER BERMAN MANAGEMENT INC.

(A Wholly Owned Subsidiary of Neuberger Berman Inc.)

Notes to Statement of Financial Condition

December 31, 2002

(1) Organization and Description of Business

Neuberger Berman Management Inc. (the "Company"), a New York corporation, is wholly owned by Neuberger Berman Inc. (the "Parent"), a publicly owned corporation. The Company conducts operations as a registered investment adviser to, and distributor of, registered mutual funds (the "Funds") and is a registered broker-dealer. The Company does not carry customer accounts and is exempt from the Securities and Exchange Commission's ("SEC") Rule 15c3-3 pursuant to provision (k)(2)(i) of such rule.

(2) Significant Accounting Policies

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the statement of financial condition requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition. Management does not believe that actual results will differ materially from these estimates.

Securities owned are valued at market. Principal transactions in securities are recorded on a trade date basis.

For purposes of the statement of financial condition, the Company considers all investments in money market funds to be cash equivalents.

The majority of investment advisory and administrative fees ("Fees") are charged monthly to the Funds based upon average daily net assets under management. Fees earned from the Company's fund advisory service are charged to accounts quarterly based upon the account's average assets for the quarter.

Furniture and equipment are depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are amortized using the straight-line method over the lesser of the economic life of the improvement or the life of the lease.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142, which became effective on July 1, 2001 for acquisitions after June 30, 2001 and on January 1, 2002 for acquisitions prior to July 1, 2001, states that goodwill is no longer subject to amortization over its estimated useful life, but will be assessed annually for impairment. In addition, acquired intangible assets are separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer's intent to do so.

SFAS 142 prescribes an annual two-step process for impairment testing and measurement. The first step screens for impairment potential. If impairment potential is indicated, the second step measures the impairment.

(2) Significant Accounting Policies (Continued)

In accordance with the guidelines set forth under SFAS 142, a detailed valuation analysis was performed as of December 31, 2002, incorporating discounted cash flow techniques to measure both the fair value and the carrying value. As a result of the valuation analysis, it was determined that no goodwill impairment existed because the fair value exceeded the carrying value.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets" ("SFAS 144"). SFAS 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 became effective for fiscal years beginning after December 15, 2001. The implementation of SFAS 144 did not have a material impact on the statement of financial condition.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not anticipate SFAS 146 having a material impact on the statement of financial condition.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 addresses the disclosures to be made by a guarantor about its obligations under certain guarantees issued and also states that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor's fiscal year end. The Company does not anticipate FIN 45 having a material impact on the statement of financial condition.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires a company to consolidate a variable interest entity ("VIE") if the company has variable interests that give it a majority of the expected losses or a majority of the expected residual returns of the entity. The consolidation requirements of FIN 46 apply immediately to all VIEs created after January 31, 2003, and apply in periods beginning after June 15, 2003 for VIEs that existed prior to February 1, 2003. Management of the Company is evaluating the impact of adoption but does not expect it to have a material effect on the Company's statement of financial condition.

Currently, the Company elects to account for stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). In accordance with APB 25, compensation expense is generally not recognized for stock options that have no intrinsic value on the date of grant. Beginning in January 2003, the Company will adopt the expense recognition provisions of recording the fair value of stock options under the guidance of SFAS 123. Under this new method, compensation expense will be recognized over the vesting period based on the fair value of stock options on the date of grant. The amount of compensation to be recognized under SFAS 123 in future years is not

(2) Significant Accounting Policies (Continued)

currently determinable because the number and value of stock options to be granted in the future are not yet known.

(3) Net Capital

As a registered broker-dealer and member of the National Association of Securities Dealers, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined under the alternative method, of the greater of $250,000 or 2% of aggregate debits. As of December 31, 2002, the Company had net capital of approximately $7,351,000, which exceeded requirements by approximately $7,101,000. The net capital charge for the deductible on the Company's fidelity bond has been borne by Neuberger Berman, LLC ("NB, LLC"), an affiliate. Based on applicable regulatory requirements, the Company may not withdraw equity capital if the Company's net capital falls below certain specified levels.

(4) Commitments and Contingencies

The Company leases office space, including its primary office space from NB, LLC, and equipment under lease agreements expiring on various dates through 2017. Office space leases are subject to escalation based upon increases in costs incurred by the lessor. Minimum rentals, excluding escalation, under these lease agreements, are as follows:

	Amount
Year ending December 31:	
2003	$ 2,137,000
2004	1,982,000
2005	1,704,000
2006	1,532,000
2007	1,503,000
Thereafter	5,359,000

The Company is involved in legal proceedings concerning matters arising in connection with the conduct of its business. Such proceedings generally include actions arising out of the Company's activities as an investment adviser and actions in connection with the provision of clearing services. Although there can be no assurances as to the ultimate outcome, the Company generally has denied, or believes it has a meritorious defense and will deny, liability in cases pending against it and it intends to defend vigorously each such case. Based on information currently available, advice of counsel, available insurance coverage and established reserves, the Company believes that the eventual outcome of the actions against it, will not, in the aggregate, have a material adverse effect on the statement of financial condition.

(5) Employee Benefit and Stock Compensation Plans

The Company is a participant, in conjunction with affiliates, in defined contribution plans consisting of an employee profit-sharing plan and a money purchase pension plan covering all full-time employees and qualifying part-time employees who have completed one year of continuous service, as defined. Contributions to the plans, which are at the discretion of management, are determined annually but do not exceed the amount permitted under the Internal Revenue Code as a deductible expense.

The Company is a participant, in conjunction with affiliates, in an employee defined contribution stock incentive plan (the "Stock Incentive Plan"), sponsored by the Parent. The compensation expense associated with the contribution of common stock to the Stock Incentive Plan has been borne by the Parent.

The Company is a participant, in conjunction with affiliates, in a Wealth Accumulation Plan (the "Plan"), sponsored by the Parent. Employees who are eligible for a bonus or who receive commissions and other direct pay may elect to defer, within the parameters set forth in the Plan, a portion of such compensation. Amounts deferred by employees are used to acquire, on a pretax basis, common stock at a 25% discount from the fair market value of the Parent's common stock, as defined in the Plan. Any common stock so acquired vests on the third anniversary of the payment of the applicable bonus or commission and is subject to forfeiture.

The Company participates in the Parent's employee stock incentive plan, the 1999 Neuberger Berman Inc. Long-Term Incentive Plan, as amended ("LTIP"). The LTIP allows for the grant of awards of stock options, restricted stock, restricted units, incentive stock, incentive units, deferred shares, supplemental units or any combination thereof. As of December 31, 2002, the vesting of the restricted stock ranges between two and six years and is restricted from sale, transfer or assignment until the end of the restricted period. Holders of restricted stock may forfeit ownership of a portion of their award if employment is terminated before the end of the restriction period. The Parent measures compensation cost for restricted stock based upon the fair market value of its common stock at the award date and allocates to the Company its share of the compensation cost.

(6) Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Company's net deferred tax asset of $958,000 consists primarily of depreciation and amortization and deferred compensation. Management of the Company has not established a valuation allowance for its net deferred tax asset because they conclude that it is more likely than not the benefit will be realized.

The Company is included in the consolidated federal income tax return of the Parent and combined income tax returns for certain states and localities. Separate tax returns are filed in certain states as required. Under the terms of the tax-sharing agreement (the "Agreement") with its Parent, the Company is allocated a provision for taxes based on the tax that would have been determined on a separate tax return basis. Payable to Parent represents the Company's portion of taxes due pursuant to this Agreement.

(7) Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at contract value, which approximate market value due to their relatively short-term nature or variable market rates of interest.

(8) Related Party Transactions

Certain employees of the Company are officers and/or trustees of the Funds managed by the Company. The Company also reimbursed certain Funds for expenses during the year, to the extent that such funds exceeded specified expense limitations.

Cash and cash equivalents and securities owned, at market value include approximately $18,156,000 and $53,000 respectively, invested in money market and other funds managed by the Company.

During the year, NB, LLC earned brokerage commissions for the execution of transactions for the Funds managed by the Company, which are paid directly by the Funds.

The Company has sub-advisory agreements with NB, LLC that provide the Company with investment recommendations and research information.

The Company paid fees to NB, LLC related to certain general and administrative services and occupancy costs.

The Company received fees for marketing services rendered to NB, LLC.

Included in other assets is approximately $49,000 due from affiliates.

Included in other liabilities and accrued expenses is approximately $2,602,000 due to affiliates.

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of Neuberger Berman Management Inc.:

In planning and performing our audit of the financial statements and supplementary schedules of Neuberger Berman Management Inc. (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error, or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2003